DISH DBS CORPORATION
9601 South Meridian Boulevard

Englewood, CO 80112

July 29, 2021

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DISH DBS Corporation (the “Company”) Registration Statement on Form S-4 (File No. 333-257117)

Ladies and Gentlemen:

This letter is in reference to the registration statement on Form S-4 (File No. 333-257117) of the Company, as amended, which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2021 (the “Registration Statement”), relating to an offer to exchange up to $1,500,000,000 of a new series of the Company’s 5.125% Senior Notes due 2029 for a like amount of the Company’s existing 5.125% Senior Notes due 2029.

The Company hereby requests acceleration of the effective date of the Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to 4:00 p.m., Eastern Daylight Time, on August 2, 2021, or as soon thereafter as practicable. The Company is aware of its obligations under the Securities Act.

Securities and Exchange Commission	-2-

If you have any questions, please contact the undersigned at (720) 514-5297 or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109.

Yours truly,

/s/ Brandon Ehrhart

Brandon Ehrhart
General Counsel: Wireless, Senior Vice President and Corporate Secretary

cc:

Jeffrey N. Kauten

(Securities and Exchange Commission)

Scott D. Miller

(Sullivan & Cromwell LLP)